UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2010

Commission File No. 1-8491

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

HECLA MINING COMPANY CAPITAL ACCUMULATION PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hecla Mining Company
6500 North Mineral Drive, Suite 200
Coeur d'Alene, ID 83815-9408

REQUIRED INFORMATION

Page No.

	Signatures	F-3

(a)	Financial Statements:

Report of Independent Registered
	Public Accounting Firm	F-4

Statements of Net Assets Available
	for Benefits	F-5

Statements of Changes in Net Assets
	Available for Benefits	F-6

	Summary of Significant Accounting Policies	F-7

	Notes to Financial Statements	F-9
Schedules:

Schedule of Assets Held for Investment
	Purposes at Year End	F-15

Schedules I, II and III have been omitted
as provided under SEC Release No. 33-6867.

(b)	Exhibits:

	23	Consent of BDO Seidman, LLP to
incorporation by reference of their report
dated June 29, 2011, on the audit of the
financial statements of the Hecla Mining
		Company Capital Accumulation Plan.	F-17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Hecla Mining Company Capital Accumulation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HECLA MINING COMPANY CAPITAL ACCUMULATION PLAN

By:	/s/ James Sabala	Date:	June 29, 2011
James Sabala, Senior Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee
of the Hecla Mining Company Capital Accumulation Plan
Coeur d’Alene, Idaho

We have audited the accompanying statements of net assets available for benefits of the Hecla Mining Company Capital Accumulation Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/BDO USA, LLP
Spokane, Washington
June 29, 2011

Hecla Mining Company Capital Accumulation Plan

Statements of Net Assets Available for Benefits

December 31,	2010	2009

Assets

Investments, at Fair Market Value
Money market funds	$4,981,838	$3,526,771
Mutual funds	30,338,541	23,934,601
Common stock of Hecla Mining Company, including money market funds of $30,771 and $25,938	4,047,193	3,197,217

Total Investments	39,367,572	30,658,589

Receivables
Employer contributions	2,336	—
Participant contributions	3,273	—
Notes due from participants	1,529,033	1,164,353

Total Receivables	1,534,642	1,164,353

Net Assets Available for Benefits	$40,902,214	$31,822,942

See accompanying summary of significant accounting
 policies and notes to financial statements.

Hecla Mining Company Capital Accumulation Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2010	2009

Investment Income
Interest income – money market	$2,651	$19,328
Interest income – notes due from participants	71,987	64,345
Dividend income	618,177	486,993
Net appreciation in fair market value of investments	4,900,849	6,187,452

Total Investment Income	5,593,664	6,758,118

Contributions
Participants	3,508,885	3,052,057
Employer matching	2,128,395	1,921,263
Rollovers	159,903	254,721
Other additions	597	—

Additions to net assets	11,391,444	11,986,159

Deductions
Distributions to participants	(2,312,172)	(2,000,189)

Total Deductions from Net Assets	(2,312,172)	(2,000,189)

Net increase in net assets available for benefits	9,079,272	9,985,970

Net Assets Available for Benefits
Beginning of year	31,822,942	21,836,972

End of year	$40,902,214	$31,822,942

See accompanying summary of significant accounting
 policies and notes to financial statements.

Hecla Mining Company Capital Accumulation Plan

Summary of Significant Accounting Policies

Basis of Accounting

The Hecla Mining Company Capital Accumulation Plan (“Plan”) financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in mutual funds are reported at quoted market value for the number of shares held by the Plan at year-end.  Money market funds are recorded at cost, which approximates fair value. Hecla Mining Company common stock is valued at its quoted market price, per the New York Stock Exchange.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ materially from those estimates.

Risks and Uncertainties

The Plan invests in funds that invest in a combination of stocks, bonds, fixed income securities and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The fair value of the Plan’s investment in Hecla Mining Company common stock amounted to $4,047,193 and $3,197,217 as of December 31, 2010 and 2009, respectively.  Such investments represented 9.9% and 10% of the Plan’s total net assets available for Plan benefits as of December 31, 2010 and 2009, respectively.  For risks and uncertainties regarding Hecla Mining Company, participants should refer to the December 31, 2010, Form 10-K and March 31, 2011, Form 10-Q of Hecla Mining Company filed with the Securities and Exchange Commission.

The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Hecla Mining Company Capital Accumulation Plan Summary of Significant Accounting Policies
New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements, which updates guidance to improve disclosures regarding fair value measurements.  This update requires entities to (i) disclose the amounts of and reasons for significant transfers in and out of Levels 1 and 2 and (ii) present separately information (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in Level 3 fair value measurements.  The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position.  Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010.  As this guidance is only disclosure-related, it will not have a material impact on the Plan’s financial statements.

FASB introduced ASU 2010-25, Plan Accounting-Defined Contribution Pension Plans (Topic 962) – Reporting Loans to Participants by Defined Contribution Pension Plans (“Update”),  which issued in September 2010, requires participant loans to be classified as notes receivable from participants, segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The amendments in this Update should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010, with early adoption permitted.  The Plan adopted this guidance as of December 31, 2010 and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits.  Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

1. Description of Plan

The following descriptions and disclosures about the Plan provide only general information.  Participants should refer to the most recent version of the summary Plan description and the Plan document for a more complete description of its provisions.

General

The Plan is a defined contribution plan, which originally became effective on January 1, 1986.  The Plan provides for incentive savings through investments, which qualify under the Internal Revenue Service of the United States of America (“IRS”) section 401(a) for tax deferral status.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligible Employees

All salaried and substantially all non-union hourly employees of Hecla Mining Company (the “Company”), and its subsidiaries, who are residents of the United States are immediately eligible to enroll in the plan upon employment.  Non-resident aliens that have no earned income from the Company within the U.S., hourly employees at the company’s Lucky Friday Mine who are included in the United Steelworkers of America Local 5114, and leased employees are not allowed to participate in the Plan.

Contributions

The plan allows non-highly and highly compensated employees, as defined by the plan, to contribute from 1% to 50% of their compensation.  Employees who do not affirmatively specify their instructions with regard to participation in the Plan will automatically have 3% of their compensation reduced for contribution.  Total pre-tax contributions may not exceed $16,500 for the years ended December 31, 2010 and 2009.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Contributions may be suspended at any time upon thirty days written notice by the participant; with reinstatement and changes in suspended contributions effective for the following payroll period.  Participants may also contribute amounts to the Plan previously contributed to another qualified plan.

The Company makes matching contributions equal to 100% of deferred contributions, up to 6% of the participant’s compensation.  The Company may also make a discretionary profit sharing contribution for any plan year. For the years ended December 31, 2010 and 2009, the Company made profit sharing contributions of $0.

Participant Accounts

Individual accounts are maintained for each participant.  Each participant’s account is credited with the participant’s contribution, employer’s matching contribution, if eligible, earnings within the Plan and an allocation of the Company’s discretionary profit-sharing contribution, if any. Allocations of the Company’s contribution and plan earnings are based on participant account balances, as defined in the Plan document.  The participant’s benefit is limited to the benefit that has accumulated in the participant’s account.  Participants may direct the investment of their account balances into the investment options offered by the Plan.  Currently the Plan offers twenty-one investment options for participants.  Participants may elect to change the amounts invested in any one or all of the individual options at any time.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

Vesting

Participant contributions and the Company’s matching and discretionary contributions are 100% vested at all times.

Payment of Benefits

Distributions are made upon termination of employment, death, disability or retirement.  Participants or their beneficiaries will receive payment of benefits as follows:  (a) balances of $5,000 or less will be distributed as soon as administratively feasible, or (b) balances greater than $5,000 in various optional forms of distribution with written request to the Company for payment.  Withdrawals from the Plan may also be made upon circumstances of financial hardship or termination of the Plan, in accordance with provisions specified in the Plan.

Notes Due From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator, which currently range from 4.25% to 9.25%.  Principal and interest are repaid ratably through payroll deductions over periods ranging up to 5 years, unless the loan is for the purchase of the participant’s principal residence, in which case the Plan Administrator may permit a longer repayment term.

Administrative Expenses

Expenses for administration of the Plan are paid directly by the Company. The loan application fee is paid by the participant.

2. Investments

All of the plan’s assets are managed and held by Vanguard Fiduciary Trust Company, the Trustee, which operates under the direction of certain officers of the Company.  Participants may invest in one or more of the various mutual funds, money market funds, and Hecla common stock fund sponsored by the Trustee.

The following investments represent 5% or more of the Plan’s net assets:

December 31,	2010	2009
Mutual Funds
Vanguard Prime Money Market	$4,981,838	$3,526,771
Vanguard Target Retirement 2025	$5,081,848	$4,014,532
Vanguard Target Retirement 2015	$3,838,700	$3,236,692
Vanguard Target Retirement 2020	$3,230,552	$2,740,177
Vanguard Target Retirement 2030	$2,646,416	$1,810,062
Vanguard Target Retirement 2035	$2,773,244	$2,043,093
Common Stock
Hecla Mining Company Common Stock Fund	$4,047,193	$3,197,217

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

The net appreciation of the fair value of mutual funds for 2010 and 2009 was $2,720,627 and $4,198,716, respectively.  The net appreciation in the fair value of the common stock of Hecla Mining Company for 2010 was $2,180,222, while the net appreciation was $1,988,736 in 2009.

3. Plan Termination

Although it has not expressed intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in such a manner as the Plan Administrator shall determine.

4. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company, the trustee, and therefore, these transactions qualify as party-in-interest transactions.  Certain Plan investments are shares of Hecla Mining Company common stock; therefore, these transactions also qualify as party-in-interest transactions.

5. Income Tax Status

The Plan received a letter from the IRS dated March 31, 2008, informing it that the Plan is qualified and exempt under Section 401(a) of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter; however, management of the Company and the Plan Administrator believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6. Fair Value Measurement

Effective January 1, 2008, the Plan adopted the provision of ASU 820 Fair Value Measurements, for its investments.  ASU 820 expands disclosure requirements to include the following information for each major category of assets and liabilities that are measured at fair value on a recurring basis:

a.  The fair value measurement;
b.  The level within the fair value hierarchy in which the fair value measurements in their entirety fall, segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3);
c.  For fair value measurements using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following:

1)  Total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings (or changes in net assets), and a description of where those gains or losses included in earnings (or changes in net assets) are reported in the statement of income (or activities);

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

2)  The amount of these gains or losses attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting period date and a description of where those unrealized gains or losses are reported;
3)  Purchases, sales, issuances, and settlements (net); and
4)  Transfers in and/or out of Level 3.

The following is a description of the valuation methodologies used for Plan assets, as well as the general classification of such items pursuant to the fair value hierarchy:

Money Market Funds—The fair values of the Money Market Funds are determined by the quoted share price on active markets as of the last day of the plan year and are included in Level 1 of the fair value hierarchy.

Mutual Funds—The fair values of the Mutual Funds are determined by the quoted share price on active markets as of the last day of the plan year and are included in Level 1 of the fair value hierarchy.

Common Stock of Hecla Mining Company, including Money Market Funds—The fair value of the Hecla Common Stock Fund is determined through the use of models or other valuation methodologies and is included in Level 2 of the fair value hierarchy.

Hecla Mining Company Capital Accumulation Plan

Notes to Financial Statements

The table below sets forth our assets that were accounted for at fair value as of December 31, 2010, and the fair value calculation input hierarchy level that applies to each asset category.

Description	Balance at December 31, 2010	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)

Mutual Funds
Blended Funds	$27,098,712	$27,098,712	$—
Bond Funds	1,437,726	1,437,726	—
Growth Funds	1,136,890	1,136,890	—
Value Funds	665,213	665,213	—

Total Mutual Funds	30,338,541	30,338,541	—

Money Market Funds	4,981,838	4,981,838	—

Common Stock-Hecla Mining Company	4,047,193	—	4,047,193

Total	$39,367,572	$35,320,379	$4,047,193

Description	Balance at December 31, 2009	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)

Mutual Funds
Blended Funds	$21,224,214	$21,224,214	$—
Bond Funds	1,127,542	1,127,542	—
Growth Funds	1,000,264	1,000,264	—
Value Funds	582,581	582,581	—

Total Mutual Funds	23,934,601	23,934,601	—

Money Market Funds	3,526,771	3,526,771	—

Common Stock-Hecla Mining Company	3,197,217	—	3,197,217

Total	$30,658,589	$27,461,372	$3,197,217

Supplemental Schedule

Hecla Mining Company Capital Accumulation Plan

Schedule H, Line 4i Schedule of Assets (Held at End of Year)

				EIN: 77-0664171
				Plan Number: 004
		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost **	Value

*	Vanguard Prime Money Market Fund	Cash equivalents at various interest rates averaging 6% in 2010	**	$4,981,838

*	Vanguard Total Bond Market Index Fund	Mutual fund consisting of 135,635 units	**	$1,437,726

	American Funds Growth Fund of America	Mutual fund consisting of 37,658 shares	**	$1,136,890

*	Vanguard 500 Index Fund	Mutual fund consisting of 8,270 shares	**	$957,800

*	Vanguard Windsor II Fund	Mutual fund consisting of 15,449 shares	**	$396,576

*	Vanguard Growth and Income Fund	Mutual fund consisting of 62,555 shares	**	$1,647,062

*	Vanguard Target Retirement 2005 Fund	Mutual fund consisting of 18,352 shares	**	$215,270

*	Vanguard Target Retirement 2015 Fund	Mutual fund consisting of 309,074 shares	**	$3,838,700

*	Vanguard Target Retirement 2025 Fund	Mutual fund consisting of 402,682 shares	**	$5,081,848

*	Vanguard Target Retirement 2035 Fund	Mutual fund consisting of 211,860 shares	**	$2,773,244

*	Vanguard Target Retirement 2045 Fund	Mutual fund consisting of 88,283 shares	**	$1,191,826

*	Vanguard Target Retirement 2010 Fund	Mutual fund consisting of 31,443 shares	**	$701,497

*	Vanguard Target Retirement 2020 Fund	Mutual fund consisting of 146,179 shares	**	$3,230,552

*	Vanguard Target Retirement 2030 Fund	Mutual fund consisting of 122,067 shares	**	$2,646,416

*	Vanguard Target Retirement 2040 Fund	Mutual fund consisting of 55,549 shares	**	$1,194,310

Hecla Mining Company Capital Accumulation Plan

Schedule H, Line 4i Schedule of Assets (Held at End of Year)

EIN: 77-0664171
Plan Number: 004
(c)
Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost **	Value

*	Vanguard Target Retirement 2050 Fund	Mutual fund consisting of 49,769 shares	**		$1,065,050

	Artisan International Fund	Mutual fund consisting of 56,509 shares	**		$1,226,255

*	Vanguard Strategic Equity Fund	Mutual fund consisting of 47,539 shares	**		$870,907

	Third Avenue Small-Cap Value Fund	Mutual fund consisting of 12,841 shares	**		$268,637

*	Vanguard Target Retirement Income	Mutual fund consisting of 40,601 shares	**		$457,975

*	Hecla Mining Company Common Stock Fund	Common stock of the Company consisting of 357,822 shares, par value of $0.25	**		$4,047,193

*	Participant loans	171 loans with interest rates ranging from 4.25% - 9.25% maturing through February 2026	**	$$	1,529,033

* Represents party-in-interest to the Plan
** The cost of participant directed investments is not required to be disclosed.